NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant:

OneSpaWorld Holdings Limited

2.	Name of Person Relying on Exemption:

Deep Field Asset Management LLC

3.	Address of Person Relying on Exemption:

9355 Wilshire Boulevard

Suite 350

Beverly Hills, CA 90210

4.	Written materials:

Attached hereto as an exhibit is a press release and statement issued by Deep Field Asset Management LLC to the shareholders of OneSpaWorld Holdings Limited, dated June 3, 2020. This material is being submitted pursuant to Rule 14a-6(g)(1).

Deep Field Asset Management LLC Issues Open Letter to OneSpaWorld Shareholders

Commenting on Glass Lewis and ISS Criticism of Proposed Financing Transaction

Glass Lewis Recommends Shareholders Vote AGAINST Proposed OSW Financing

ISS Details “Inexplicable” Governance Failures by OSW Leadership

DFAM Continues to Believe this Deal is Wrong for the Company—A View Held by Many Fellow OSW Shareholders

Deep Field Strongly Reiterates the Importance of Voting Against Proposed Financing

BEVERLY HILLS, Ca., June 3, 2020 – Deep Field Asset Management LLC (“DFAM”), a Beverly Hills-based investment adviser of funds that beneficially own 1,817,487 shares of OneSpaWorld Holdings Limited (NASDAQ: OSW) (the “Company”), today issued a letter to OSW shareholders commenting on voting recommendations from leading proxy advisory firms Glass, Lewis & Co., LLC (“Glass Lewis”) and Institutional Shareholder Services Inc. (“ISS”) related to OSW’s proposed $75 million financing.

The full text of the letter is below and is available, along with additional communications to shareholders, at www.VoteNoOSW.com.

June 3, 2020

Dear OSW Shareholders,

DFAM thanks Glass Lewis and ISS for their careful attention to the arguments we have detailed over the past month. We believe that when taken together, the reports should convince any reasonable investor of the pressing need to vote AGAINST the contested proposals.

Glass Lewis Directly Recommends Voting AGAINST Proposals 3 and 4

Glass Lewis concluded that “conflicts of interest, apparent self-dealing and unfavorable terms of the transaction, together with what we consider relatively weak evidence of any mitigating factors or meaningful safeguards,”1 offer sufficient reason for OSW shareholders to oppose this deal. Glass Lewis adds that “OSW shareholders would be wise to base their voting decisions on all information available today,” noting that the broad economic recovery over the course of the last few weeks has made a bad deal even worse for shareholders.

Glass Lewis is crystal clear in its evaluation of this transaction as a harmful one for OSW shareholders. We agree wholeheartedly.

While Describing OSW Shareholders as “Injured,” ISS Only “Cautiously” Recommends a Vote For Proposals 3 and 4

[1]	Permission to use quotations from the Glass Lewis and ISS reports was neither sought nor obtained. Emphasis added.

While we regret that ISS chose to “cautiously” recommend a vote in favor of the transaction, we are heartened that its analysis in many ways affirms our position: the transaction OSW has submitted to its shareholders is a travesty of governance and a master course in self-dealing.

As detailed throughout its report, ISS itself appears amazed at the repeated failure of OSW’s management, Board of Directors, and Special Committee members (“OSW Leadership”) to act in the best interests of all shareholders:

•	“The dissident has raised valid concerns regarding potential self-dealing on the part of the participating special committee members.”

•

“There appears to be validity to the dissident’s argument that the members of the special committee favored a private transaction, from which they will directly profit, over a public rights offering that would not offer the same personal benefit.”

•

“Given the degree of management’s concern about the company’s ability to continue as a going concern, it seems inexplicable that OSW did not start the process to submit a shelf registration to the SEC at the same time, even if just to preserve the option of a rights offering at a later date.”

•

“In plain terms, the fact that more than one of the potential counterparties offered the special committee members a personal incentive is no excuse. Whether such incentives are offered or demanded, the injured party is no less injured. Deep Field expresses this sentiment best when it says that, ‘[a] Special Committee prepared to accept unfair and conflicted terms is not any less offensive to good governance than one determined to propose them.’”

•

These “concerns are magnified by the board and management’s decision not to take even a symbolic pay reduction – as many other companies have – while furloughing a substantial portion of its employee base.”

In summary, ISS says that it is valid to describe members of OSW Leadership on the Special Committee as engaging in “self-dealing,” “from which they will directly profit.” ISS describes OSW Leadership’s failure to have already taken steps to set the Company up for a possible alternative to their self-dealing transaction as “inexplicable,” and says that the conflicts which led to this unfair deal have “no excuse.” Indeed, ISS implies in no uncertain terms that OSW shareholders have been “injured” by OSW Leadership’s bad behavior, including its callous decision to profiteer from COVID-19 rather than even taking a pay cut in solidarity with its furloughed employees.

Because of these concerns, ISS notes that it could only “cautiously” recommend a vote in favor of the deal. ISS appears to have been persuaded primarily by OSW Leadership’s argument that “there is a risk that other financing alternatives may not be readily available at this point.” But ISS has also stated that we are “at this point” in large part thanks to the failures by OSW Leadership. They have placed our Company on the brink, and now imperiously demand we vote insiders an almost nine-figure windfall profit as ransom to save it.

ISS does little in their report to hide their serious concerns surrounding this deal on fairness, governance and procedural grounds. While ISS ultimately “cautiously” recommended the deal, it was primarily because they were unsure of the risk around financing alternatives. Respectfully, we note that ISS are not experts in capital raising, and point out that their core reason to vote for the deal fails if the reader reasonably believes financing alternatives are available.

We believe there are many alternatives available. The capital markets are wide open at the moment. OSW makes dire proclamations about the risk of going to market for financing, but dozens of deals are getting done at very moderate discounts (unlike the current proposal, which is at an almost 50% discount to today’s share price). OSW Leadership’s fear mongering is simply not grounded in reality.

For example, just two nights ago Lindblad Expeditions (like OSW a former SPAC operating in the cruise sector) filed a shelf registration indicating potential preparations for raising capital – and saw its shares climb more than 10% in response. (Incidentally, while OSW alleges its stock price move since April 29 is a reflection of market enthusiasm for this deal, we note that since April 29 OSW is up 42% while Lindblad Expeditions is up 45%.)

Accordingly, we believe investors should read closely the portions of ISS’s report that draw on its governance expertise (in which ISS excoriates OSW Leadership for their behavior throughout this process), pay less heed to its views on the availability of financing alternatives (investors can evaluate that question for themselves in light of the evidence in the market almost every day), and reasonably conclude that ISS’s report offers a compelling argument for voting AGAINST the transaction.

We note that ISS says “certain shareholders may reasonably choose to follow Deep Field’s lead and vote against this transaction.” For investors who see the wide availability of financing alternatives in today’s market, ISS’s report may read as highly supportive of our position that shareholders must vote AGAINST this transaction. To anyone with lingering doubts that OSW can quickly raise capital, we encourage you to call your favorite investment bank and simply ask the question.

From the beginning of this process, DFAM has said that OSW does indeed need to raise capital, but that this transaction was the wrong one for myriad reasons – especially with capital markets wide open. This week, our position has been affirmed by both leading proxy advisors. Glass Lewis straightforwardly agrees with us in its official recommendation. On the other hand, ISS states that shareholders may “reasonably” choose to follow our recommendation, and it seems that would especially hold for investors who disagree with ISS’s primary concern which is “the risk that other financing alternatives may not be readily available.” It stands to reason that ISS sees clear merit in a shareholder who rejects this concern to vote AGAINST the transaction. DFAM believes it has unanimous support from the leading proxy advisors that, if an investor believes capital markets are open to OSW, a vote AGAINST this deal is justified.

We have received inbound calls from many shareholders, all of whom have expressed the belief this deal is bad for the Company. It is offensive in the short-term because this deal was the result of an ugly process which has the effect of unduly enriching insiders and badly diluting unaffiliated shareholders. And it is also value-destructive in the long-term, because in a world where “ESG” investing is on the ascendancy, the specter of poor governance and utter contempt for unaffiliated shareholders will hang over the Company, its management, and members of its Board of Directors, for a long time to come.

We are confident that a majority of OSW’s owners, with the interests of all shareholders in mind, will be “reasonable” enough to vote AGAINST this awful proposal.

Sincerely,

Jordan Moelis, Managing Partner, Deep Field Asset Management LLC

About Deep Field Asset Management LLC

Deep Field Asset Management LLC (“DFAM”) is a privately-held, independent investment adviser with $136 million in assets under management as of April 30, 2020. DFAM manages the Deep Field Opportunities Fund (“Fund”) a global concentrated investment fund that invests primarily in the small- and mid-cap space. The Fund’s objective is to back superior management teams pursuing idiosyncratic, difficult-to-replicate strategies wherein a market position or asset is leveraged to expand share and compound cash flow over a multi-year period. Specifically, the Fund seeks to own “category-defining” assets with definitive advantages which we believe are characterized by features such as extraordinary brands, overwhelming market share, data supremacy and easily accessible adjacent opportunities. The Fund was launched in 2015 by Jordan Moelis, the Fund’s Portfolio Manager.

IMPORTANT NOTICE: This material is for general informational purposes only and is not intended to be relied upon as investment advice. The opinions expressed are those of DFAM of June 3, 2020 and are subject to change at any time due to changes in market or economic conditions.

The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. There is no guarantee that any forecasts made will come to pass. Reliance upon information in this material is at the sole discretion of the reader.

DFAM is the investment adviser for funds that beneficially own 1,817,487 shares of OneSpaWorld Holdings Limited (OSW) as of June 3, 2020. Holdings are subject to change, and DFAM may buy shares of OSW or sell, including sell short, shares of OSW at any time. The discussion of securities should not be viewed as a recommendation to buy, sell or hold any particular security.

DFAM is not soliciting proxies relating to the OSW shareholder meeting and does not have the authority to vote your proxy. DFAM urges OSW shareholders to vote against the proposed transaction.

Media Contact:

Sloane & Company

Dan Zacchei / Joe Germani

Dzacchei@sloanepr.com / JGermani@sloanepr.com